TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board for the year ended December 31, 2016 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of February 21, 2017. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are potentially capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper mine located in central British Columbia. The Gibraltar Mine has undergone a major expansion in recent years and is now one of the largest copper mines in North America. Taseko also owns the New Prosperity gold-copper, Aley niobium, Florence copper and Harmony gold projects.

HIGHLIGHTS

	Three months ended			Year ended
Financial Data	December 31,			December 31,
(Cdn$ in thousands, except for per share amounts)	2016	2015	Change	2016	2015	Change
Revenues	94,628	61,412	33,216	263,865	289,298	(25,433)
Earnings from mining operations before depletion
and amortization*	46,617	2,155	44,462	54,715	50,834	3,881
Earnings (loss) from mining operations	37,393	(10,674)	48,067	1,776	1,320	456
Net income (loss)	5,113	(23,441)	28,554	(31,396)	(62,352)	30,956
Per share - basic (“EPS”)	0.02	(0.10)	0.12	(0.14)	(0.28)	0.14
Adjusted net income (loss)*	16,404	(13,112)	29,516	(31,860)	(15,531)	(16,329)
Per share - basic (“adjusted EPS”)*	0.07	(0.06)	0.13	(0.14)	(0.08)	(0.06)
EBITDA*	32,312	(9,162)	41,474	39,520	8,196	31,324
Adjusted EBITDA*	44,477	1,415	43,062	41,628	55,555	(13,927)
Cash flows provided by operations	49,663	1,859	47,804	33,853	51,695	(17,842)

	Three months ended
Operating Data (Gibraltar - 100% basis)	December 31,			Year ended December 31,
	2016	2015	Change	2016	2015	Change
Tons mined (millions)	18.5	21.3	(2.8)	87.6	93.7	(6.1)
Tons milled (millions)	7.3	7.3	-	29.5	30.6	(1.1)
Production (million pounds Cu)	40.7	33.1	7.6	133.3	142.2	(8.9)
Sales (million pounds Cu)	40.4	33.7	6.7	131.1	142.5	(11.4)

*Non-GAAP performance measure. See page 29 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

Fourth Quarter Highlights

  Earnings from mining operations before depletion and amortization* were $46.6 million, compared to $2.2 million in the fourth quarter of 2015;

  Adjusted EBITDA for the quarter was $44.5 million and cash flow from operations was $49.7 million;

  The Company’s cash balance at the end of 2016 was $89.0 million;

  Site operating costs, net of by-product credits* were US$1.12 per pound produced and total operating costs (C1)* were US$1.48 per pound produced, down 26% and 20%, respectively, from the fourth quarter of 2015;

  Site operating cost per ton milled* was $9.13, a fifth consecutive quarter below $10 per ton due to a continued focus on spending and operational efficiencies;

  Copper production at Gibraltar was 40.7 million pounds (100% basis), an increase of 22% over the same period 2015. The Gibraltar molybdenum circuit, which was restarted in September, produced 0.8 million pounds of molybdenum;

  Total sales for the fourth quarter were 40.4 million pounds of copper and 0.8 million pounds of molybdenum; and

  In December 2016, the United States Environmental Protection Agency issued the final required permit, the Underground Injection Control permit, to construct and operate the Phase 1 Test Facility (“PTF”) at Taseko’s Florence Copper Project in Florence, Arizona.

2016 Annual Highlights

  Earnings from mining operations before depletion and amortization* were $54.7 million for the 2016 year, and Adjusted EBITDA was $41.6 million;

  The Gibraltar Mine achieved a stable level of operations at reduced operating costs. Site operating costs per ton milled* was $9.47, a decrease from $9.83 achieved in 2015;

  Total operating costs (C1)* were US$1.85 per pound produced, a 6% decrease from 2015, despite a reduction in copper head grade and production;

  In January 2016, the Company entered into a new US$70 million Senior Secured Credit Facility Agreement with an affiliate of Red Kite, and used a portion of the proceeds to repay the Curis secured loan; and

  The two remaining permits required for construction and operation of the Florence Copper production test facility were issued in August and December 2016.

*Non-GAAP performance measure. See page 29 of this MD&A

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating Data (100% basis)	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	YE 2016	YE 2015
Tons mined (millions)	18.5	21.5	26.2	21.5	21.3	87.6	93.7
Tons milled (millions)	7.3	7.4	7.2	7.5	7.3	29.5	30.6
Strip ratio	1.1	1.0	2.4	1.7	2.4	1.5	2.4
Site operating cost per ton milled (CAD$)	$9.13	$9.47	$9.67	$9.59	$9.41	$9.47	$9.83
Copper concentrate
Grade (%)	0.319	0.259	0.252	0.228	0.269	0.264	0.272
Recovery (%)	87.0	85.9	84.1	84.4	84.9	85.5	85.1
Production (million pounds Cu)	40.7	33.1	30.6	28.8	33.1	133.2	141.2
Sales (million pounds Cu)	40.4	29.8	30.3	30.5	33.7	131.1	141.4
Inventory (million pounds Cu)	5.6	5.4	2.1	1.9	3.4	5.6	3.4
Molybdenum concentrate
Production (thousand pounds Mo)	764	185	-	-	-	949	963
Sales (thousand pounds Mo)	798	105	-	-	-	903	1,003
Silver (in copper concentrate)
Sales (thousand ozs Ag)	77	56	59	57	63	249	293
Per unit data (US$ per pound)*
Site operating costs*	$1.23	$1.64	$1.77	$1.81	$1.55	$1.58	$1.65
By-product credits*	(0.11)	(0.06)	(0.03)	(0.03)	(0.03)	(0.06)	(0.06)
Site operating, net of by-product credits*	$1.12	$1.58	$1.74	$1.78	$1.52	$1.52	$1.59
Off-property costs	0.36	0.31	0.33	0.33	0.33	0.33	0.37
Total operating costs (C1)*	$1.48	$1.89	$2.07	$2.11	$1.85	$1.85	$1.96

*Non-GAAP performance measure. See page 29 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Fourth quarter results

Despite challenging weather conditions in the fourth quarter, Gibraltar mill throughput was 7.3 million tons of ore, a similar amount to the previous quarters in 2016. A total of 18.5 million tons were mined during the quarter, at a strip ratio of 1.1. A total of 2.4 million tons of ore was added to stockpile in the period. In addition, the copper head grade for the fourth quarter increased to 0.32%, slightly better than planned.

Copper recovery also increased to 87% compared to 86% in the previous quarter, as a result of higher head grade and continued improvements in operating practices. The higher head grades and recoveries resulted in copper production of 41 million pounds for the fourth quarter, a 23% increase over the third quarter of 2016.

The fourth quarter was the first full quarter that the molybdenum plant has operated since it was restarted in September. A total of 0.8 million pounds of molybdenum were produced in the quarter, with recoveries averaging approximately 50%.

The total site spending has been maintained at a consistent and low level in recent quarters. Site operating cost per ton milled* was $9.13 in the fourth quarter of 2016, which is lower than recent quarters due to increased capitalized stripping.

Site operating costs per pound produced* decreased to US$1.12 in the fourth quarter of 2016 from US$1.58 in the third quarter of 2016 primarily as a result of increased copper production. The higher molybdenum by-product credit and increase in capitalized stripping allocation also contributed to the lower unit cost in the fourth quarter.

Off-property costs were US$0.36 per pound for the fourth quarter of 2016, which is higher than recent quarters as a higher portion of shipments were made to the Company’s joint venture partner at benchmark terms, as opposed to Gibraltar’s normal treatment and refining costs which are lower than benchmark terms.

Total operating costs (C1) per pound* decreased to US$1.48 from US$1.89 in the third quarter of 2016 as a result of increased copper production.

Full-year results

Gibraltar’s copper production in 2016 was 133 million pounds, a 6% decrease over 2015 due to lower average head grade and mill throughput.

Site operating costs* for the year were US$1.58 per pound of copper produced, a 4% reduction from 2015, as the Company realized a full year of benefit from the cost saving initiatives implemented in the prior year. These initiatives included a mine optimization based on a new mine plan, workforce reduction and rationalization, and vendor engagement resulting in decreased cost of supplies and services. The benefit of these cost savings resulted in lower unit costs in 2016, even though copper production was 6% lower than the previous year.

Off property costs were US$0.33 per pound of copper produced, an 11% reduction over 2015 as a result of new long-term contracts for treatment and refining costs and ocean freight.

Total operating costs (C1)* fell to US$1.85 per pound for the year, compared to US$1.96 per pound in 2015.

*Non-GAAP performance measure. See page 29 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Health and Safety Milestones

The health, safety, and well-being of our employees, contractors and their families is a priority for Taseko and Gibraltar management. Actual performance is a reflection of that commitment.

For the third straight year (2016), Gibraltar has received the John Ash Safety Award presented by the Ministry of Energy and Mines. This prestigious award goes to the mining operation in British Columbia with the lowest injury-frequency rate that has worked at least one million hours during the year.

TSM Initiatives

Taseko is a member of the Mining Association of Canada and the Mining Association of British Columbia. Both of these organizations require members to participate in a program known as Towards Sustainable Mining (“TSM”) which encourages companies to work towards best management practice standards through self-regulation and reporting on key performance areas. These areas include:

  Energy Use and Greenhouse Gas Emissions Management;
  Biological Diversity Conservation Management;
  Aboriginal and Community Outreach;
  Tailings Management;
  Health and Safety; and
  Crisis Management Planning.

Taseko and Gibraltar’s performance and reporting on performance in all of the areas was verified by an external auditor as being at a level of industry best practice. Further details can be found on the Taseko website.

GIBRALTAR OUTLOOK

Average head grade is expected to be approximately 0.30% in 2017.

Overall, Gibraltar has achieved a stable level of operations consistent with the updated reserve model published in 2015 and the Company continues to focus on further improvements to operating practices to reduce unit costs. During September 2016, the molybdenum circuit at Gibraltar was successfully restarted, and will continue to contribute by-product credits in future periods.

The Canadian dollar is expected to remain at a substantial discount to the US dollar. A weak Canadian dollar contributes to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper and niobium. Total expenditures on projects in 2016 consisted of $5.0 million at the Florence Copper project, $1.7 million on New Prosperity, and $0.8 million on the Aley Project. Taseko will continue to take a prudent approach to spending on development projects.

Florence Copper Project

The Florence Copper project is currently in the final stages of permitting for the Production Test Facility (“PTF”). The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated demonstration scale solvent extraction and electrowinning plant.

During 2016, the Company worked with the Arizona Department of Environmental Quality (“ADEQ”) in connection with the amendment to the Temporary Aquifer Protection Permit (“APP”), and with the U.S. Environmental Protection Agency (“EPA”) in connection with the Underground Injection Control (“UIC”) permit.

On August 2, 2016, the Company announced the receipt from the ADEQ of the APP permit. This permit was issued following a public comment period earlier in 2016, and confirms the ADEQ has completed its substantive review and is satisfied with the conditions under which the PTF can operate. In December 2016, the EPA issued the final required permit, the UIC permit, to construct and operate the PTF. Opposing parties have appealed both the APP and the UIC permits granted, but we expect that the regulatory authorities will successfully defend their thorough processes. Both of these two permits are required for construction and operation of the PTF.

On January 16, 2017, the Company announced that completed technical work on the Florence Copper Project has resulted in a significant improvement in project economics. The NI 43-101 technical report documenting these results will be filed on www.sedar.com within 45 days.

Project Highlights:

  Pre-tax net present value of US$920 million at a 7.5% discount rate;
  Pre-tax internal rate of return of 44% with a 2.3 year payback;
  Operating costs of US$1.10 per pound LME grade cathode copper;
  Total life of mine production in excess of 1.7 billion pounds of copper;
  Average annual production of 81 million pounds of copper for the life of mine;
  21 year mine life;
  Total pre-production capital cost of US$200 million; and
  Long-term copper price of US$3.00 per pound.

New Prosperity Project

The two Judicial Reviews initiated by Taseko were heard in federal court over a five day period in the week of January 30, 2017. Both Judicial Reviews focus on the principles of administrative and procedural fairness. Taseko’s allegation is that the Government of Canada, through the conduct of the environmental assessment and the decisions which resulted from it, failed in their obligation to uphold those fundamental principles. A decision is expected from the court within six to nine months.

On February 12, 2016, Taseko announced that it had filed a civil claim in the BC Supreme Court against the Canadian federal government. The claim seeks damages in relation to the February 25, 2014 decision concerning the New Prosperity Project in that the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Taseko is proceeding with its request to amend the British Columbia environmental assessment certificate for the New Prosperity Project. In addition, Taseko has filed a Notice of Work (“NOW”) with the Ministry of Energy & Mines which will allow the Company to gather information to advance mine permitting under the British Columbia Mines Act.

MARKET REVIEW

Prices (USD per pound for Commodities) (Source: Bloomberg)

During 2016, volatility of commodity prices has continued with notably stronger copper prices in late 2016. The global economic uncertainty has led to various copper price increases and decreases over short periods of time. The U.S. election, Chinese economic demand, the United Kingdom’s EU membership referendum, copper supply disruptions, and interest rate expectations have all contributed to this volatility over the last year.

The average price of London Metals Exchange (“LME”) copper was US$2.39 per pound in the fourth quarter of 2016, which was 11% higher than the third quarter of 2016 and about 8% higher than the fourth quarter of 2015. Approximately 80% of the Gibraltar Mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on our operating results and unit production costs, which are reported in US dollars per pound.

FINANCIAL PERFORMANCE

Earnings

The Company realized a net loss of $31.4 million ($0.14 loss per share) for the year ended December 31, 2016, compared to net loss of $62.4 million ($0.28 loss per share) for 2015. The smaller net loss was primarily due to a lower unrealized foreign exchange loss on the Company’s US dollar denominated debt, partially offset by increases in derivative losses.

Earnings from mining operations before depletion and amortization* was $54.7 million for the year ended December 31, 2016 compared to $50.8 million for the same prior period in 2015. The increase in earnings from mining operations was a result of lower production costs, partially offset by lower revenue for the year.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Included in net earnings (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

	Year ended
	December 31,
(Cdn$ in thousands)	2016	2015	Change
Net loss	(31,396)	(62,352)	30,956
Unrealized loss on derivatives	4,404	3,131	1,273
Unrealized foreign exchange (gain) loss	(7,785)	43,809	(51,594)
Write-down of marketable securities	-	419	(419)
Non-recurring other expenses	5,489	-	5,489
Estimated tax effect of adjustments	(2,572)	(538)	(2,034)
Adjusted net loss *	(31,860)	(15,531)	(16,329)

*Non-GAAP performance measure. See page 29 of this MD&A

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings.

During the year ended December 31, 2016, the Canadian dollar strengthened in comparison to the prior period end resulting in an unrealized foreign exchange gain of $7.8 million. The unrealized foreign exchange gain was primarily driven by the translation of the Company’s US dollar denominated debt.

Other non-recurring expenses relates to special shareholder meeting costs and other non-recurring financing costs. For the year ended December 31, 2016, the Company has incurred total costs of $4.9 million on legal and other advisory costs associated with a special shareholder meeting, a proxy contest and related litigation, and $0.6 million on other non-recurring financing costs.

Revenues
	Year ended
	December 31,
(Cdn$ in thousands)	2016	2015	Change
Copper in concentrate	283,401	311,890	(28,489)
Copper cathode	-	2,211	(2,211)
Molybdenum concentrate	5,900	5,036	864
Silver contained in copper concentrate	3,988	3,795	193
Total gross revenue	293,289	322,932	(29,643)
Less: treatment and refining costs	(29,424)	(33,634)	4,210
Revenue	263,865	289,298	(25,433)

(thousands of pounds, unless otherwise noted)
Copper in concentrate*	94,734	103,033	(8,299)
Copper cathode	-	763	(763)
Total copper sales	94,734	103,796	(9,062)
Average realized copper price (US$ per pound)	2.26	2.37	(0.11)
Average LME copper price (US$ per pound)	2.21	2.49	(0.28)
Average exchange rate (US$/CAD)	1.32	1.28	0.04

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Copper revenues for the year ended December 31, 2016 decreased by $30.7 million, compared to the same periods in 2015, primarily due to the decrease in copper sales volumes and lower realized copper prices. The decrease in the US dollar realized price of copper was partially offset by the impact of the weaker Canadian dollar in 2016.

The molybdenum circuit was idled in the third quarter of 2015 and restarted in September 2016. The Company recognized molybdenum revenue of $5.9 million after the restart of the molybdenum circuit in 2016.

Cost of sales
	Year ended
	December 31,
(Cdn$ in thousands)	2016	2015	Change
Site operating costs	209,381	225,306	(15,925)
Transportation costs	16,507	17,129	(622)
Changes in inventories of finished goods and ore stockpile	(16,738)	(3,971)	(12,767)
Production costs	209,150	238,464	(29,314)
Depletion and amortization	52,939	49,514	3,425
Cost of sales	262,089	287,978	(25,889)
Site operating costs per ton milled*	$9.47	$9.83	$(0.36)

*Non-GAAP performance measure. See page 29 of this MD&A

Site operating costs for the year ended December 31, 2016 decreased by 7% from 2015, due to cost control initiatives which were implemented during 2015, including the mine plan modifications, workforce reductions and vendor initiatives.

Depletion and amortization for the year ended December 31, 2016 increased by 7% from 2015, primarily due to the increased amortization of capitalized stripping costs.

Other operating (income) expenses
	Year ended
	December 31,
(Cdn$ in thousands)	2016	2015	Change
General and administrative	11,299	13,892	(2,593)
Share-based compensation	3,619	1,885	1,734
Exploration and evaluation	2,087	928	1,159
Realized (gain) loss on copper put options	1,956	(16,399)	18,355
Unrealized loss on derivative instruments	4,404	3,131	1,273
Other (income) expenses:
Special shareholder meeting costs	4,894	-	4,894
Other financing costs	616	-	616
Write-down of marketable securities	-	419	(419)
Other income	(1,438)	(1,856)	418
	27,437	2,000	25,437

TASEKO MINES LIMITED
Management’s Discussion and Analysis

General and administrative costs have decreased for the year ended December 31, 2016, compared to the same period in 2015, primarily due to the Company’s cost reduction initiatives.

Share-based compensation increased for the year ended December 31, 2016, compared to the same period in 2015, primarily due to the timing of grants of share-based compensation to directors, executives and employees. The increase also includes valuation adjustments of the deferred share units and performance share units at the end of a reporting period to reflect an increase in the Company’s share price.

Exploration and evaluation costs for the year ended December 31, 2016, represent costs associated with the New Prosperity and Aley projects.

During the year ended December 31, 2016, the Company recognized a realized loss of $2.0 million from copper put options. The realized gain in 2015 relates to copper put options that settled in-the-money and from the early settlement of copper put options that were scheduled to mature between February and June 2015.

During the year ended December 31, 2016, the Company has incurred total costs of $4.9 million on legal and other advisory costs associated with a special shareholder meeting, a proxy contest and related litigation, and $0.6 million on other non-recurring financing costs.

Finance income and expenses

Finance expenses for the year ended December 31, 2016, increased by $4.1 million over the prior year due to additional interest expense and amortization of finance costs on the new senior secured credit facility, offset by lower interest expense on capital leases and equipment loans.

Finance income is primarily comprised of income earned on the reclamation deposits.

Income tax

	Year ended
	December 31,
(Cdn$ in thousands)	2016	2015	Change
Current income tax expense	836	719	117
Deferred income tax recovery	(15,549)	(6,324)	(9,225)
	(14,713)	(5,605)	(9,108)
Effective tax rate	31.9%	8.2%	23.7%
Canadian statutory rate	26.0%	26.0%	-
B.C. Mineral tax rate	9.6%	9.6%	-

The current tax expense recorded is the estimated B.C. Mineral taxes based on production at the Gibraltar Mine for the year.

The effective tax rate for the year 2016 was 31.9%, which is lower than the statutory rate of 35.6% . The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for B.C. Mineral tax.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at December 31,
(Cdn$ in thousands)	2016	2015	Change
Cash and equivalents	89,030	68,521	20,509
Other current assets	76,297	57,039	19,258
Non-current assets	730,208	794,758	(64,550)
Other assets	53,904	53,891	13
Total assets	949,439	974,209	(24,770)
Current liabilities	38,641	35,650	2,991
Debt:
Senior secured credit facility	91,483	-	91,483
Capital leases and secured equipment loans	31,372	48,449	(17,077)
Senior notes	266,435	273,876	(7,441)
Curis secured loan	-	42,877	(42,877)
Other liabilities	182,569	203,017	(20,448)
Total liabilities	610,500	603,869	6,631
Equity	338,939	370,340	(31,401)
Net debt	300,260	296,681	3,579
Total common shares outstanding (millions)	221.9	221.8	0.1

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets include accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

The Curis secured loan was repaid using the proceeds from a new secured credit facility that was entered into on January 29, 2016. Overall debt increased by $24.1 million, due to the proceeds from the new secured credit facility, partially offset by repayments of capital leases and equipment loans and by foreign exchange adjustments on the Company’s US dollar denominated debt.

The change in the provision for environmental rehabilitation is driven by changes in inflation and discounts rates during the year ended December 31, 2016. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates increased to 2.3% at December 31, 2016 from 2.2% at December 31, 2015. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision is very sensitive to changes in discount rates.

Other liabilities decreased to $182.6 million mainly due to the decrease in the provision for environmental rehabilitation (“PER”) and the deferred tax liability, partially offset by the increase to the derivative liability associated with the new credit facility and the BC hydro payment deferrals.

As at February 21, 2017, there were 223,867,138 common shares outstanding. In addition, there were 11,710,000 director and employee stock options and 2,000,000 warrants outstanding at February 21, 2017. More information on these instruments and the terms of their exercise is set out in Notes 17e and 20 of the December 31, 2016 annual consolidated financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Liquidity, cash flow and capital resources

At December 31, 2016, the Company had cash and equivalents of $89.0 million, a $20.5 million increase over the prior year as the Company maintained a strategy of retaining a significant cash balance to reflect the volatile and capital intensive nature of the copper mining business. For the first nine months of 2016, the Company had net cash outflows of $25.6 million from operating and investing activities, and these losses were funded in part by proceeds from the new senior secured credit facility which was entered into in January 2016. In the fourth quarter of 2016, the increase in copper prices and head grades resulted in net cash inflows of $40.3 million from operating and investing activities. Copper head grades are expected to remain at similar levels as experienced in the fourth quarter of 2016 through 2017, and as a result, copper production and cash flows are expected to improve significantly over the next year.

At current copper prices, we expect that positive cash flows from Gibraltar Mine operations will provide sufficient liquidity to fund the Company’s working capital requirements and debt service obligations for the next year.

The Company has significant debt maturities in 2019, as the US$70 million senior secured credit facility and the US$200 million senior notes will both mature in that year. Cash flows from operations may not be sufficient to meet these debt repayment obligations and the Company may need to arrange refinancing prior to the debt maturities in March and April 2019. To address these financing requirements, the Company may seek to raise additional capital through debt or equity financings, asset sales (including joint ventures or royalties), by renegotiating terms with existing lenders or note holders, or by redeeming or repurchasing senior notes on the market. From time to time, the Company evaluates these alternatives, based on a number of factors including the prevailing market prices of the senior notes, our liquidity requirements, covenant restrictions and other factors, in order to determine the optimal mix of capital resources to address capital requirements, minimize the Company’s cost of capital, and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in capital projects, debt obligations, and other uses of capital. Changes in metal prices and cash flow can also impact the Company’s compliance with the minimum working capital covenant in the senior secured credit facility. To partially mitigate these risks, copper put options are entered into for a portion of Gibraltar copper production (see section below “Hedging Strategy”).

Cash flow provided by operations during the year ended December 31, 2016 was $33.9 million compared to $51.7 million provided in 2015. Operating cash flows in 2016 were impacted by non-cash working capital adjustments of negative $14.7 million, which primarily relates to a $16.0 million increase in ore stockpile inventory.

Cash used for investing activities during the year ended December 31, 2016 was $19.1 million compared to $2.8 million used in 2015. Investing activities in 2016 included $9.2 million for capitalized stripping costs, $3.9 million incurred on other capital expenditures for Gibraltar, and $5.8 million in development costs for the Florence and Aley projects.

Cash provided by financing activities during the year ended December 31, 2016 includes the proceeds from the new senior secured credit facility, partially offset by payments for capital leases and equipment loans totaling $16.6 million, and $22.7 million of interest payments.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Senior secured credit facility

On January 29, 2016, the Company entered into a US$70 million Senior Secured Credit Facility (the “Credit Facility”) with EXP T1 Ltd., an affiliate of Red Kite. The Credit Facility consists of an initial tranche of US$33.2 million which has been used to repay the Curis secured loan, and the remainder of the Credit Facility was drawn down in the second quarter of 2016, and is available to the Company for general corporate purposes. Amounts drawn under the Credit Facility accrue interest on a monthly basis at a rate of three-month Libor plus 7.5% per annum, subject to a minimum Libor of 1% per annum. The loan principal and all accrued interest is payable upon maturity of the Credit Facility. The Credit Facility was subject to an up-front arrangement fee of 2.5% payable by Taseko and there are no commitment fees on any undrawn portion of the facility. The Credit Facility matures on March 29, 2019, as the Company exercised its option and paid an extension fee in June 2016. The Credit Facility is repayable without penalty at any time and does not impose any off-take obligations on the Company.

The Credit Facility is secured by a first priority charge over Taseko’s assets, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper Project assets. The availability of the Credit Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance of US$20 million. The Company’s balance of working capital (as defined in the Credit Facility agreement) was approximately US$40 million at December 31, 2016. As at December 31, 2016 and the date of this MD&A, the Company is in compliance with all loan covenants.

In connection with the Credit Facility, the Company has issued a call option for 7,500 tonnes of copper with a strike price of US$2.04 per pound. The call option matures in March 2019 and an amount will be payable to Red Kite based on the average copper price during the month of March 2019, subject to a maximum amount of US$15 million.

The Company also issued share purchase warrants to acquire 4 million common shares of the Company at any time until May 9, 2019 at an exercise price of $0.51 per share in connection with the Credit Facility. In February 2017, the Company issued 2 million common shares to Red Kite for proceeds of $1.0 million, upon the partial exercise of warrants that were issued in connection with the Credit Facility.

Senior notes

In April 2011, the Company completed a public offering of US$200 million in senior unsecured notes (the “Notes”). The Notes mature on April 15, 2019, and bear interest at a fixed annual rate of 7.75%, payable semi-annually. The Notes are unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. The Notes are redeemable by the Company at a price equal to 101.938%, and the redemption price declines to 100% in April 2017. The Notes are also repayable upon a change of control at a price of 101%. There are no maintenance covenants with respect to the Company's financial performance. However, the Company is subject to certain restrictions on asset sales, incurrence of additional indebtedness, issuance of preferred stock, dividends and other payment restrictions.

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. The Company’s hedging strategy is designed to mitigate short-term declines in copper price.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. During the year ended December 31, 2016, the Company spent $3.8 million to purchase copper put options. The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At February 21, 2017
Copper put options	10 million lbs	US$2.20/lb	February and March 2017	$0.5 million

During 2016, the Company spent $3.8 million to purchase copper put options and received cash proceeds of $3.4 million from the sale or settlement of its copper put options.

Commitments and contingencies

			Payments due
($ in thousands)	2017	2018	2019	2020	2021	Thereafter	Total
Debt [1]:
Repayment of principal	16,157	8,700	367,693	1,355	-	-	393,905
Interest	22,034	21,391	34,074	15	-	-	77,514
PER [2]	-	-	-	-	-	98,454	98,454
Operating leases	2,441	1,723	1,124	851	96	-	6,235
Capital expenditures [3]	189	-	-	-	-	-	189
Other expenditures [4]	7,273	3,602	602	-	-	-	11,477

[1]	As at December 31, 2016, debt is comprised of senior notes, senior secured credit facility, capital leases and secured equipment loans.
[2]

Provision for environmental rehabilitation amounts presented in the table represents the expected cost of environmental rehabilitation for Gibraltar Mine without considering the effect of discount or inflation rates.

[3]	Capital expenditure commitments include only those items where the Company has entered into binding commitments.
[4]	Other expenditure commitments include the purchase of goods and services and exploration activities.

The Company expects to incur capital expenditures during the next five years at the Gibraltar Mine and at its other development projects. The Company will continue to take a prudent approach to spending on development projects.

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at December 31, 2016, this debt totaled $31.4 million on a 75% basis.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SELECTED ANNUAL INFORMATION

	For years ended December 31,
(Cdn$ in thousands, except per share amounts)	2016	2015	2014
Revenues	263,865	289,298	342,946
Net loss	(31,396)	(62,352)	(53,884)
Per share – basic	(0.14)	(0.28)	(0.27)
Per share – diluted	(0.14)	(0.28)	(0.27)

	As at December 31,
	2016	2015	2014
Total assets	949,439	974,209	992,542
Total long-term financial liabilities	395,046	305,845	293,616

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FOURTH QUARTER RESULTS

	Three months ended
Consolidated Statements of Comprehensive Income (Loss)		December 31,
(Cdn$ in thousands, except per share amounts)	2016	2015

Revenues	94,628	61,412
Cost of sales
Production costs	(48,011)	(59,257)
Depletion and amortization	(9,224)	(12,829)
Earnings (loss) from mining operations	37,393	(10,674)

General and administrative	(2,101)	(3,098)
Share-based compensation	(1,377)	(339)
Exploration and evaluation	(359)	(236)
Gain (loss) on derivatives	(4,333)	976
Other income	404	489
	29,627	(12,882)

Finance expenses	(8,028)	(6,433)
Finance income	297	257
Foreign exchange loss	(7,922)	(9,487)
Income (loss) before income taxes	13,974	(28,545)

Income tax recovery (expense)	(8,861)	5,104
Net income (loss) for the period	5,113	(23,441)

Other comprehensive income (loss):
Unrealized loss on available-for-sale financial assets	(395)	(177)
Foreign currency translation reserve	2,526	2,410
Total other comprehensive income for the period	2,131	2,233

Total comprehensive income (loss) for the period	7,244	(21,208)

Earnings (loss) per share
Basic	0.02	(0.10)
Diluted	0.02	(0.10)

Weighted-average shares outstanding (thousands)
Basic	221,846	221,809
Diluted	227,032	221,809

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended
Consolidated Statements of Cash Flows		December 31,
(Cdn$ in thousands)	2016	2015
Operating activities
Net income (loss) for the period	5,113	(23,441)
Adjustments for:
Depletion and amortization	9,225	12,848
Income tax expense (recovery)	8,861	(5,104)
Share-based compensation	1,382	359
(Gain) loss on derivatives	4,333	(976)
Finance expenses (income)	7,731	6,176
Unrealized foreign exchange loss	8,802	9,623
Deferred electricity payments	2,433	-
Other operating activities	(361)	(121)
Net change in non-cash working capital	2,144	2,495
Cash provided by operating activities	49,663	1,859

Investing activities
Purchase of property, plant and equipment	(8,416)	(6,582)
Purchase of copper put options	(1,025)	-
Proceeds from the sale/settlement of copper put options	425	2,583
Other investing activities	(330)	82
Cash used for investing activities	(9,346)	(3,917)

Financing activities
Repayment of capital leases and equipment loans	(4,510)	(3,255)
Interest paid	(10,804)	(10,778)
Common shares issued on exercise of stock options	12	-
Cash used for financing activities	(15,302)	(14,033)

Effect of exchange rate changes on cash and equivalents	(102)	1,011
Increase (decrease) in cash and equivalents	24,913	(15,080)
Cash and equivalents, beginning of period	64,117	83,601
Cash and equivalents, end of period	89,030	68,521

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Earnings

The Company realized a net income of $5.1 million ($0.02 earnings per share) for the three months ended December 31, 2016, compared to net loss of $23.4 million ($0.10 loss per share) for the same period in 2015. The increased earnings were due to a significant increase in revenues and operating margins as a result of higher copper production and higher realized copper prices, partially offset by an increased loss on derivatives. Copper sales volumes increased to 40.4 million pounds in the fourth quarter of 2016 from 33.7 million pounds in the prior year’s quarter.

Earnings from mining operations before depletion and amortization* was $46.6 million for the three month period ended December 31, 2016, compared to $2.2 million for the same prior period in 2015. The increase in earnings before depletion and amortization was primarily a result of the increase in copper prices, higher copper production and the increase in molybdenum concentrate revenue due to the September 2016 restart of the molybdenum circuit.

Included in net earnings (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

	Three months ended
	December 31,
(Cdn$ in thousands)	2016	2015	Change
Net income (loss)	5,113	(23,441)	28,554
Unrealized loss on derivatives	3,363	954	2,409
Unrealized foreign exchange loss	8,802	9,623	(821)
Estimated tax effect of adjustments	(874)	(248)	(626)
Adjusted net income (loss)*	16,404	(13,112)	29,516

*Non-GAAP performance measure. See page 29 on this MD&A

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings.

In the three months ended December 31, 2016, the Canadian dollar weakened resulting in an unrealized foreign exchange loss of $8.8 million which was primarily due to the translation of the Company’s US dollar denominated debt.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues
	Three months ended
	December 31,
(Cdn$ in thousands)	2016	2015	Change
Copper in concentrate	99,375	67,379	31,996
Molybdenum concentrate	5,189	(78)	5,267
Silver contained in copper concentrate	1,018	1,046	(28)
Total gross revenue	105,582	68,347	37,235
Less: treatment and refining costs	(10,954)	(6,935)	(4,019)
Revenue	94,628	61,412	33,216

(thousands of pounds, unless otherwise noted)
Copper in concentrate*	29,225	25,049	4,176
Average realized copper price (US$ per pound)	2.54	2.01	0.53
Average LME copper price (US$ per pound)	2.39	2.22	0.17
Average exchange rate (US$ per pound)	1.33	1.34	(0.01)

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the three months ended December 31, 2016, increased by $32.0 million, compared to the same period in 2015, primarily due to higher sales volumes and the increase in realized copper prices. During the three months ended December 31, 2016, revenues include $2.9 million, of favorable adjustments to provisionally priced copper concentrate. These provisional pricing adjustments contributed US$0.07 per pound to the average realized copper price for the quarter,

The molybdenum circuit was restarted in September 2016 and the Company recognized molybdenum revenue of $5.2 million during the fourth quarter of 2016.

Cost of sales
	Three months ended
	December 31,
(Cdn$ in thousands)	2016	2015	Change
Site operating costs	50,235	51,183	(948)
Transportation costs	5,358	3,858	1,500
Changes in inventories of finished goods and ore stockpiles	(7,582)	4,216	(11,798)
Production costs	48,011	59,257	(11,246)
Depletion and amortization	9,224	12,829	(3,605)
Cost of sales	57,235	72,086	(14,851)
Site operating costs per ton milled*	$9.13	$9.41	$(0.28)

*Non-GAAP performance measure. See page 29 on this MD&A

Site operating costs in the three months ended December 31, 2016, decreased by 2% from the same period in 2015, due to cost control initiatives which were implemented during 2015.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

During the three month period ended December 31, 2016, the Company recorded a $4.3 million reversal of a write-down of stockpile inventory that was recorded earlier in 2016. This reversal was necessary to reflect the increase in net realizable value of the ore stockpile inventory due to increasing copper prices. The adjustment was recorded in cost of sales as a change in inventory of ore stockpile.

Depletion and amortization in the three months ended December 31, 2016 decreased from the same period in 2015, primarily due to the amounts allocated to the ore stockpile cost, partially offset by increased amortization of capitalized stripping costs.

Other operating (income) expenses
	Three months ended
	December 31,
(Cdn$ in thousands)	2016	2015	Change
General and administrative	2,101	3,098	(997)
Share-based compensation	1,377	339	1,038
Exploration and evaluation	359	236	123
Realized (gain) loss on derivative instruments	970	(1,930)	2,900
Unrealized loss on derivative instruments	3,363	954	2,409
Other income	(404)	(489)	85
	7,766	2,208	5,558

General and administrative costs have decreased for the three months ended December 31, 2016 compared to the same period in 2015, primarily due to the Company’s cost reduction initiatives.

Share-based compensation increased for the fourth quarter of 2016 compared to the fourth quarter of 2015, primarily due to the valuation of deferred share units and performance share units which reflects an increase in the Company’s share price.

Exploration and evaluation costs for the three months ended December 31, 2016, represent costs associated with the New Prosperity and Aley projects.

During the three months ended December 31, 2016, the Company recognized a realized loss of $1.0 million from copper put options. The realized gain of $1.9 million in the three months ended December 31, 2015, is comprised of cash proceeds on the settlement and contracts that expired during the period, net of the purchase cost related to the options.

Finance income and expenses

Finance expenses for the fourth quarter of 2016 increased by $1.6 million over the fourth quarter of 2015. The increase relates to interest expense and amortization of finance costs on the new senior secured credit facility, offset by lower interest expense on capital leases and equipment loans.

Finance income is primarily comprised of income earned on the reclamation deposits.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Income tax

	Three months ended December 31,
(Cdn$ in thousands)	2016	2015	Change
Current income tax expense (recovery)	836	(75)	911
Deferred income tax expense (recovery)	8,025	(5,029)	13,054
	8,861	(5,104)	13,965
Effective tax rate	63.4%	17.9%	45.5%
Canadian statutory rate	26%	26%	-
B.C. Mineral tax rate	9.6%	9.6%	-

The income tax expense for the fourth quarter of 2016 moved to an expense position from a recovery position in the same quarter in 2015 due in part to a positive quarter and higher copper prices. The current tax expense was due to the BC mineral taxes payable estimate. For deferred income tax, the expense was driven by a reversal of temporary differences as tax pools were applied against taxable income in the quarter, including deductions taken for tax purposes on property, plant and equipment in excess of those taken for accounting purposes.

Liquidity, cash flow and capital resources

Cash flow provided by operations during the fourth quarter of 2016 was $49.7 million compared to $1.9 million cash flow provided in the fourth quarter of 2015. Operating cash flows in the fourth quarter of 2016 reflects the increase in earnings before depletion and amortization, driven by increase in copper prices, copper production and molybdenum concentrate revenue.

Cash used for investing activities during the fourth quarter of 2016 was $9.3 million compared to $3.9 million used in the fourth quarter of 2015. Investing activities in the fourth quarter of 2016 included $6.3 million for capitalized stripping costs, $0.1 million incurred on other capital expenditures for Gibraltar, $2.0 million in development costs for the Florence and Aley projects.

Cash used for financing activities during the fourth quarter of 2016 was $15.3 million, which includes interest paid of $10.8 million and payments for capital leases and equipment loans totaling $4.5 million.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

		2016				2015
(Cdn$ in thousands,	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
except per share amounts)
Revenues	94,628	55,964	55,090	58,183	61,412	80,067	92,754	55,065
Net earnings (loss)	5,113	(15,610)	(19,384)	(1,515)	(23,441)	(17,722)	4,017	(25,206)
Basic EPS	0.02	(0.07)	(0.09)	(0.01)	(0.10)	(0.08)	0.02	(0.12)
Adjusted net earnings (loss) *	16,404	(10,423)	(19,758)	(18,083)	(13,112)	(1,586)	1,601	(2,434)
Adjusted basic EPS *	0.07	(0.05)	(0.09)	(0.08)	(0.06)	(0.01)	0.01	(0.01)
EBITDA *	32,312	4,064	(7,858)	11,002	(9,162)	3,395	25,959	(11,996)
Adjusted EBITDA *	44,477	9,285	(7,642)	(4,492)	1,415	19,514	23,402	11,224

(US$ per pound, except where indicated)
Realized copper price *	2.54	2.15	2.13	2.12	2.01	2.26	2.66	2.57
Total operating costs *	1.48	1.89	2.07	2.11	1.85	1.76	1.97	2.39
Copper sales (million pounds)	30.3	22.4	22.8	22.9	25.0	30.4	30.6	19.1

*Non-GAAP performance measure. See page 29 of this MD&A

Financial results for the last eight quarters include the impact of volatile copper prices and foreign exchange rates that impact realized sale prices, and variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.5 of the 2016 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other deferred tax assets.

The measurement of impairment charges represents a significant area of estimation in the financial statements. As part of the annual impairment test, the estimated future cash flows from the Gibraltar mine were discounted to an after-tax net present value of $1,127 million (100% basis) as of December 31, 2016 which is in excess of the Company’s carrying value. This net present value was determined with the following key assumptions: a long-term C$/US$ exchange rate of 1.25, an after-tax discount rate of 8.6%, and estimated future copper prices which ranged from US$2.49 to US$3.00 over the next 5 years and US$3.00 long-term. A 5% increase in the Canadian dollar equivalent long-term copper price results in an after-tax net present value of $1,241 million. A 5% decrease in the Canadian dollar equivalent long-term copper price results in an after-tax net present value of $1,013 million.

Other significant areas of estimation include reserve and resource estimation and asset valuations; ore stock piles and finished inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016, and are to be applied prospectively. These amendments did not have an impact the Company’s financial statements as revenue-based depreciation or amortization methods are not used.

As at December 31, 2016, the Company reclassified certain cash amounts from current to non-current classification to reflect the restricted nature of the cash. The December 31, 2015, amounts have also been reclassified from current to non-current for comparative purposes.

During the year ended December 31, 2016, the Company changed its accounting policy in respect of allocating reductions in its tax pools for British Columbia Mineral Tax purposes. This change has been applied retrospectively and has resulted in the previously presented Other assets of $15,985 now being presented as a reduction to Deferred income taxes as at December 31, 2015. Management believes the new method provides reliable information and provides for a more relevant representation of the financial condition of the Company which reflects the way the tax pools will be realized.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

TASEKO MINES LIMITED
Management’s Discussion and Analysis

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the 2016 financial year that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2016, the Company’s internal control over financial reporting is effective based on those criteria.

FINANCIAL INSTRUMENTS

The Company uses a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital allocation and ensure adequate liquidity exists to meet the ongoing cash requirements of the business. In the normal course of business, the Company is inherently exposed to financial risks, including market risk, commodity price risk, interest rate risk, currency risk, liquidity risk and credit risk. The Company manages these risks in accordance with its risk management policies. To mitigate some of these inherent business risks, the Company uses commodity derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are summarized in Note 7 to the consolidated financial statements. The financial risks and the Company’s exposure to these risks, is provided in various tables in Note 24 of the consolidated financial statements. For a discussion on the methods used to value financial instruments, as well as significant assumptions, refer also to Notes 2 and 24 of the consolidated financial statements.

Summary of Financial Instruments	Carrying Amount	Associated Risks
Financial assets
Loans and receivables
		Interest rate
Cash and equivalents	89,030	Credit
		Credit
Accounts receivable	12,905	Market
Available-for-sale
Shares	1,419	Market
Subscription receipts	10,333	Market
Reclamation deposits	30,535	Market

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Fair value through profit and loss (FVTPL)
		Liquidity
		Market
Copper put option contracts	155	Credit
Financial liabilities
		Currency
Accounts payable and accrued liabilities	33,416	Interest rate
Senior notes	266,435	Currency
Senior secured credit facility	91,483	Currency
Capital leases	19,976	Interest rate
		Currency
Secured equipment loans	11,396	Interest rate

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program (refer to Note 21 of the consolidated financial statements).

Compensation for key management personnel (includes all members of the Board of Directors and executive officers) is as follows:

	Year ended December 31,
(Cdn$ in thousands, except per share amounts)	2016	2015
Salaries and benefits	5,050	4,744
Post-employment benefits	1,309	1,400
Share-based compensation	3,602	1,558
	9,961	7,702

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other related parties

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the year ended December 31, 2016, the Company incurred total costs of $1,440 (2015: $2,407) in transactions with HDSI. Of these, $643 (2015: $854) related to administrative, legal, exploration and tax services, $517 related to reimbursements of office rent costs (2015: $490), and $280 (2015: $280) related to director fees for two Taseko directors who are also principals of HDSI. For the year ended December 31, 2015, the Company also incurred costs of $783 through HDSI related to compensation of Taseko’s CEO who is also a principal of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. Byproduct credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended			Year ended
	December 31,		December 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2016	2015	2016	2015
Cost of sales	57,235	72,086	262,089	287,978
Less:
Depletion and amortization	(9,224)	(12,829)	(52,939)	(49,514)
Net change in inventory	7,582	(4,216)	16,738	3,971
Transportation costs	(5,358)	(3,858)	(16,507)	(17,129)
Site operating costs	50,235	51,183	209,381	225,306
Less by-product credits:
Molybdenum	(3,689)	78	(4,400)	(5,036)
Silver	(1,018)	(1,046)	(3,988)	(3,795)
Site operating costs, net of by-product credits	45,528	50,215	200,993	216,475
Total copper produced (thousand pounds)	30,512	24,824	99,938	106,664
Total costs per pound produced	1.49	2.02	2.01	2.03
Average exchange rate for the period (CAD/USD)	1.33	1.34	1.32	1.28
Site operating costs, net of by-product credits (US$ per pound)	1.12	1.52	1.52	1.59
Site operating costs, net of by-product credits	45,528	50,215	200,993	216,475
Add off-property costs:
Treatment and refining costs	9,454	6,935	27,924	33,634
Transportation costs	5,358	3,858	16,507	17,129
Total operating costs	60,340	61,008	245,424	267,238
Total operating costs (C1) (US$ per pound)	1.48	1.85	1.85	1.96

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings (loss)

Adjusted net earnings (loss) remove the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including related tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2016	2015	2016	2015
Net income (loss)	5,113	(23,441)	(31,396)	(62,352)
Unrealized (gain) loss on derivatives	3,363	954	4,404	3,131
Unrealized foreign exchange (gain) loss	8,802	9,623	(7,785)	43,809
Write-down of marketable securities	-	-	-	419
Other non-recurring expenses*	-	-	5,489	-
Estimated tax effect of adjustments	(874)	(248)	(2,572)	(538)
Adjusted net income (loss)	16,404	(13,112)	(31,860)	(15,531)
Adjusted EPS	0.07	(0.06)	(0.14)	(0.08)

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

TASEKO MINES LIMITED
Management’s Discussion and Analysis

  Unrealized gains/losses on derivative instruments;
  Unrealized foreign exchange gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended			Year ended
		December 31,		December 31,
($ in thousands, except per share amounts)	2016	2015	2016	2015
Net income (loss)	5,113	(23,441)	(31,396)	(62,352)
Add:
Depletion and amortization	9,225	12,848	53,024	49,599
Share-based compensation expense	1,382	359	3,682	2,002
Finance expense	8,028	6,433	30,007	25,923
Finance income	(297)	(257)	(1,084)	(1,371)
Income tax expense (recovery)	8,861	(5,104)	(14,713)	(5,605)
EBITDA	32,312	(9,162)	39,520	8,196
Adjustments:
Unrealized loss on derivative instruments	3,363	954	4,404	3,131
Unrealized foreign exchange (gain) loss	8,802	9,623	(7,785)	43,809
Write-down of marketable securities	-	-	-	419
Other non-recurring expenses*	-	-	5,489	-
Adjusted EBITDA	44,477	1,415	41,628	55,555

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended			Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2016	2015	2016	2015
Earnings (loss) from mining operations	37,393	(10,674)	1,776	1,320
Add:
Depletion and amortization	9,224	12,829	52,939	49,514
Earnings from mining operations before depletion and
amortization	46,617	2,155	54,715	50,834

Site operating costs per ton milled

	Three months ended			Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2016	2015	2016	2015
Site operating costs (included in cost of sales)	50,235	51,183	209,381	225,306

Tons milled (millions) (75% basis)	5.50	5.44	22.11	22.91
Site operating costs per ton milled	$9.13	$9.41	$9.47	$9.83